SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Beijing Med-Pharm Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

077255107

(CUSIP Number)

Les R. Baledge

668 N. Sequoyah Dr.

Fayetteville, AR 72701

Telephone: (479) 444-7425

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 077255107

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Les R. Baledge
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

1,743,317
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

1,743,317
10. SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,743,317
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14.	TYPE OF REPORTING PERSON

IN

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock” or the “Shares”), of Beijing Med-Pharm Corporation (the “Company”), with its principal executive offices located at 600 West Germantown Pike, Suite 400, Plymouth Meeting, PA 19462.

ITEM 2.	Identity and Background.

(a) - (f) The name of the person filing this statement on Schedule 13D is Les R.Baledge (the “Reporting Person”);

The Reporting Person conducts business at 668 N. Sequoyah Dr., Fayetteville, AR 72701;

The Reporting Person is a private investor;

During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a US citizen.

ITEM 3.	Source and Amount of Funds or Other Consideration

On August 23, 2007, the Company completed the sale of 3,470,557 units, consisting of (i) one share of common stock of the Company and (ii) warrants initially to purchase two-tenths of a share of common stock of the Company at an exercise price of $9.37 per share, for a purchase price of $9.395 per unit (collectively the “Offering”). The Reporting Person purchased 400,000 units in the Offering for an aggregate price of $3,758,000. Funds for this purchase were drawn from pre-existing bank lines. The Reporting Person had previously purchased 1,343,317 shares of the Company’s common stock for an aggregate price of $4,339,676 using personal funds.

ITEM 4.	Purpose of Transaction.

The Reporting Person engaged in this transaction for investment purposes.

Except as set forth herein, the Reporting Person has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person is generally satisfied with the Company’s management and policies. However, the Reporting Person may take actions designed to reduce or restrict non-management equity incentives, which actions could involve changes to the present board of directors. In addition, depending on various factors, the Reporting Person may take such actions deemed appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Company, and communicating with other stockholders.

The Reporting Person may from time to time consider, although he has no current plans to do so, additional purchases of Shares of the Company pursuant to one or more open-market purchase programs, through private transactions or otherwise, subject to applicable law. In addition, the Reporting Person may also determine to dispose of the Shares, in whole or in part, at any time and from time to time, subject to applicable laws. He may also decide to change intentions with respect to the purposes and plans described in this Item 4. Any such decision would be based on his assessment of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for the Shares, the condition of the securities markets, general economic and industry conditions, liquidity issues and other opportunities available to him.

ITEM 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 1,743,347 shares of Common Stock, representing 5.7% of all of the outstanding shares of Common Stock. This number includes (i) warrants to purchase 80,000 shares of Common Stock purchased in the Offering and (ii) warrants to purchase 53,328 shares of Common Stock purchased from the Company in connection with an offering completed December 20, 2006.

(b) The Reporting Person has sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,743,347 shares of Common Stock.

(c) The Reporting Person effected the following transactions in the Common Stock during the last sixty (60) days:

(I) Acquisitions:

Date	Shares	Avg. Price/Share*	Total Cost
7/26	1,128	$8.44	$9,521
7/27	9,476	10.86	102,888
7/30	27,509	8.38	230,445
7/31	46,692	8.95	418,074
8/01	24,450	8.97	219,269
8/02	19,534	9.16	178,972
8/03	35,924	8.86	318,395
8/07	2,400	9.74	23,378
8/08	100	10.00	1,000
8/10	5,400	10.02	54,113
8/14	2,000	9.66	19,320
8/23**	400,000	9.40	3,758,000

(II) Sales:

Date	Shares	Avg. Price/Share*	Total Proceeds
8/20	1,480	$10.15	$15,025
8/21	8,300	8.93	74,114
8/22	2,000	9.42	18,848
8/23	1,000	9.34	9,336

*	Rounded to the nearest cent.
**	The August 23, 2007 acquisition was for units consisting of both common stock and warrants (see Item 3 above). This transaction was a private sale between the Company and the Reporting Person. All other transactions listed in (c) above were effected on NASDAQ.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

ITEM 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	August 23, 2007

/s/ Les R. Baledge
Les R. Baledge